Exhibit 99.1

China Digital TV Announces Change of Auditor

BEIJING, May 28, 2015 /PRNewswire/ -- China Digital TV Holding Co., Ltd. (NYSE: STV) ("China Digital TV" or the "Company"), the leading provider of cloud-based application platforms and conditional access ("CA") systems which enable China's digital cable television market to offer and secure diversified content services, today announced that it has changed its auditors from Deloitte Touche Tohmatsu Certified Public Accountants LLP   (the "Former Auditor") to KPMG Huazhen (Special General Partnership) (the "Successor Auditor") effective May 28, 2015. The change of auditors has been reviewed and approved by the Company’s audit committee and its board of directors.

During the two most recent fiscal years ended December 31, 2014 and through the date of this announcement:

(i)	there were no disagreements between the Company and the Former Auditor on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Former Auditor, would have caused the Former Auditor to make reference to the subject matter of the disagreement in its report on the Company’s consolidated financial statements; and

(ii)	except for a material weakness in the Company’s internal control over financial reporting as disclosed in our annual report for the fiscal year ended December 31, 2014 filed on in Form 20-F on April 28, 2015, there were no "reportable events" as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

About China Digital TV

Founded in 2004, China Digital TV enables television network operators to manage, extend and diversify content services across households and public areas in China. China Digital TV is the leading provider of cloud-based application platforms and network broadcasting platform ("NBP") services to Chinese cable operators, helping them to effectively bring mobile gaming apps and other entertainment options to household television sets, and extend cable programming outside the home to any mobile device. China Digital TV is also the leading provider of CA systems in China's digital television market. CA systems enable television network operators to secure the delivery of content to their subscribers. The Company cooperates with nearly all of China’s cable television operators.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

ICR, Inc.

Charles Eveslage

Tel: +1 (646) 328-1950

Email: stv@icrinc.com